

March 22, 2013

<u>Via E-mail</u>
James D. Davidson, III
President and Chief Executive Officer
California Gold Corp.
4515 Ocean View Boulevard, Suite 305
La Canada, California 91011

> **Re:** **California Gold Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed March 7, 2013**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed March 8, 2013**
> **File No. 333-179466**
> **Form 10-K for the Fiscal year Ended January 31, 2012**
> **Filed May 2, 2012**
> **Amendment No. 2 to Form 10-K for the Fiscal year Ended January 31, 2013**
> **Filed March 15, 2012**
> **File No. 333-134549**

Dear Mr. Davidson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

With respect to the comments relating to your Exchange Act filings, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 22

1. The amounts allocated at the 75% level are greater than the proceeds that would be raised at this level. Please reconcile.

Directors, Executive Officers, Promoters and Control Persons, page 45

2. Please disclose your response to comment 4 of our letter dated February 26, 2013 in this section.

Certain Relationships and Related Transactions, page 55

3. We note your responses to comment 11 of our letter dated January 18, 2013 and comment 6 of our letter dated February 26, 2013. However, Item 2 of your Form 10-K states that your corporate headquarters are located at the offices of Incorporated Communication Services, a company owned by one of your majority stockholders. Please reconcile or advise.

Exhibits

4. We reissue comment 7 of our letter dated February 26, 2013. We note a number of agreements that were filed but not executed. Please file the executed agreements.

Form 10-K for the Fiscal year Ended January 31, 2012

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 36

Recent Sales of Unregistered Securities, page 38

5. Please revise to include the sales of unregistered securities that occurred during the fiscal year ended January 31, 2012. We note, for example, the transactions disclosed on page II-2 of your Form S-1. See Item 5 of Form 10-K and Item 701 of Regulation S-K.

Item 10. Directors, Executive Officers and Corporate Governance, page 47

6. Please revise to add back the disclosure in this section regarding Mr. Rector. The disclosure in the Form 10-K is as of the fiscal year end. Since Mr. Rector was a director on that date, disclosure is required pursuant to Item 401 of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

7. Please revise to identify the natural persons who maintain voting or investment control over each entity listed in the table. We note, for example, E&P Fund Ltd.

Signatures

8. Please revise to identify your controller or principal accounting officer. See General Instruction D.(2)(a) to Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the applicable information the Securities Act of 1933, the Securities Exchange Act of 1934, and the Securities Act and the Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our periodic report comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Craig Arakawa, Staff Accountant, at (202) 551-3650, or John Archfield, Staff Accountant, at (202) 551-3315, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or Pamela Howell, Special Counsel, at (202) 551- 3357, with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Paul C. Levites, Esq.